ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

Karen Dempsey
(415) 773-4140
kdempsey@orrick.com

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:                    Sonia Gupta Barros, Special Counsel
                                                Erin E. Martin, Attorney-Advisor
                                                Kevin Woody, Accounting Branch Chief
                                                Eric McPhee, Staff Accountant

Re:	Silver Bay Realty Trust Corp. Amendment No. 1 to Registration Statement on Form S-11 Filed October 17, 2012 File No. 333-183838

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Silver Bay Realty Trust Corp. (“we,” “us” or the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 5, 2012, relating to the Company’s Registration Statement on Form S-11 initially filed with the Commission on September 11, 2012 (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.  Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.  We have also enclosed with the copy of this letter that is being transmitted via overnight delivery, four (4) copies of Amendment No. 1 in paper format, which have been marked to show changes from the initial Registration Statement.

General

1.              Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company acknowledges the Staff’s comment and notes that it expects that the graphics, maps, photographs and related artwork to be used in the prospectus will be substantially similar to those included in Amendment No. 1, although the Company is currently revising the photographs for the inside front cover to include properties from additional target markets.  A revised copy of the inside front cover artwork and photographs will be provided to the Staff for review prior to the distribution of the preliminary prospectus to prospective investors.

2.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We note the Staff’s comment, and in response thereto confirm that the Company is providing to the Staff supplementally materials that were presented to potential investors believed to be qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).  The underwriter participating in the Company’s initial public offering has confirmed to the Company that it has not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.

3.              We note that you have included certain prior performance information for Two Harbors Investment Corp.  Please provide an analysis detailing why prior performance information for this entity is appropriate.  In addition, please tell us why no prior performance information is disclosed for the Provident entities or Pine River.  Please indicate what considerations you made in determining that the entities are or are not prior programs under Industry Guide 5 and what considerations you made in determining which information to include under Industry Guide 5.  We may have further comment.

The Company has responded to this comment supplementally as discussed with the Staff on a call held on October 11, 2012.

4.              In addition, please also include the other disclosures required by Industry Guide 5, such as cover page risk factors and a summary compensation table.  We may have further comments.

The Company has included in Amendment No. 1 cover page risk factors and a summary compensation table.

5.              We note the supplemental information provided under the cover letter dated September 18, 2012.  Please clarify to us how the correlation between the U.S. median asking rent and U.S. median asking home sales price was calculated.  It is unclear to us based on the data provided.

As described on page 66 of the Registration Statement, the Company believes that the correlation between the U.S. median asking rent and U.S. median asking home sales price remains strong and as the housing market recovers, not only will the underlying value of the Company’s assets increase but rental income from its residential properties will also increase.  In order to determine the correlation of such data for the period noted, the Company relied on raw data for each metric published by the U.S. Census Bureau and used the Excel correlation function CORREL( ), which returns the correlation coefficient of two sets of variables.  The correlation coefficient measures the strength of the relationship between the two variables and can range from -1 to +1.  The closer the correlation coefficient is to +1, the stronger the positive correlation between the two variables; that is, as one variables moves up or down, the more likely it is that the other variable also moves up or down in the same direction.  The two sets of variables we used were the Median Asking Rent for the U.S. (Tab 1, Table 11A of the supplemental information previously submitted to the Staff) and Median Asking Sales Price for the U.S. (Tab 1, Table 11B).  The correlation coefficient calculated using the Excel function was greater than 0.92, which is how the Company determined that the correlation was “over 92%.”

Cover Page of Prospectus

6.              We note the photographs of properties that appear after the cover page and the disclosure that indicates that such properties are “representative of those in [y]our initial portfolio.” Please clarify that the photographs are of properties that you will own as part of your initial portfolio or advise.

The Company hereby confirms to the Staff that the properties that appear on the inside front cover page are properties that the Company will own following completion of the Formation Transactions and thus comprise a part of the Initial Portfolio and has revised the disclosure accordingly.  As noted in response to comment number one above, the Company may revise the photographs to include additional photographs of homes to be acquired in the Formation Transactions from additional markets.

Prospectus Summary, page 1

7.              Please clearly identify your promoter(s) in this section.  Please refer to Item 11(d) of Form S-11.

The Company has revised the disclosure to identify PRCM Real Estate Advisers LLC, the external manager of the Company (the “Manager”), as its promoter and has included the information required by Item 11(d) of Form S-11 on page 1 of the Registration Statement.

8.              We note your summary contains a lengthy description of your market opportunity, strengths and growth opportunities.  Further, we note that identical or very similar disclosure appears later in your prospectus.  The summary should not include a lengthy description of the company’s business and business strategy.  This detailed information is better suited for the body of the prospectus.  Please revise to substantially reduce the amount of repetitive disclosure in the summary.

The Company has revised the prospectus summary to substantially shorten the section of its business and business strategy in the summary.

9.              Please disclose the name of the affiliate of Pine River that is the manager of Two Harbors in the summary section.

The Company has disclosed on pages 2, 76 and 176 that PRCM Advisers LLC serves as the external manager of Two Harbors Investment Corp.

Formation Transactions, page 8

10.       We note that the Provident entities may elect to receive cash as part of the formation transaction.  Please expand your disclosure elsewhere to clarify when such election will occur and the potential amount of cash that may be used.

The Company has revised the disclosure on page 110 of the Registration Statement to note that the amount of cash which may be received by the Prior Provident Investors as part of the Formation Transaction is capped at 10% of the total consideration to be paid for the Provident Properties.

Conflicts of Interest and Related Policies, page 11

11.       Please include a cross-reference to the “Risks Related to Our Relationship with our Manager” section of your risk factors.

The Company has included a cross reference on page 12 of the Registration Statement.

Summary Risk Factors, page 12

12.       Please include a summary risk factor that discloses that a material portion of the net proceeds of this offering are not committed to specific properties.

The Company has included an additional summary risk factor that notes that a material portion of the net proceeds of the offering is not committed to specific properties.

Risk Factors, page 17

13.       We note that several risk factor subheadings merely state general facts about your business.  For example, we note the following subheadings:

•                  “We may not have control over timing and costs arising from renovation of properties,” page 24;

•                  “Our operating performance is subject to risks associated with the real estate industry,” page 25;

•                  “Class action, tenant rights and consumer demands and litigation,” page 27;

•                  “We anticipate being involved in a variety of litigation,” page 30;

•                  “We may not be able to effectively manage our growth,” page 32;

•                  “There are risks inherent in the Formation Transactions,” page 32;

•                  “Under our management agreement, our Manager has a contractually defined duty to us rather than a fiduciary duty,” page 35;

•                  “Certain provisions of Maryland law could inhibit changes in control,” page 39; and

•                  “Qualifying as a REIT involves highly technical and complex provisions of the Code,” page 45.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

The Company has reviewed the risk factor headers throughout the risk factors section and revised them to more specifically identify the risk in each heading.

Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria, page 21

14.       Each risk factor should contain only one discrete risk.  This risk factor discusses the risk presented by certain legislative action regarding loan modification programs and the risk presented though the acquisition of properties by foreclosure, which is a separate and distinct risk.  Please revise.

The Company has broken out separately on pages 22 and 23 the risks associated with these matters.

The types of properties on which our acquisition strategy focuses have an increased risk of damage due to vandalism, mold and infestation . . . , page 23

15.       Risk factors should be detailed enough so that investors can appreciate the potential magnitude of the risk presented.  Please revise this risk factor to clarify that historically, the majority of the properties acquired by your predecessor have been acquired through bulk or auction and include a quantitative breakdown of the number of properties acquired through such means.

The Company advises the Staff that the majority of the properties acquired to date have been purchased through MLS transactions and at auctions and less than 5% of the homes in the aggregate portfolio were acquired through a single bulk purchase as indicated in the charts on pages 57 and 83 of the Registration Statement.  The Company has revised this risk factor and added a new risk factor on page 24 to more clearly describe these acquisition channels and amounts and the risks associated with such channels.

The requirements of being a public company may strain our resources and divert management’s attention, page 30

16.       You should present as risk factors only those factors that represent a material risk to investors in this offering.  Do not include risk factors that could apply to any issuer or to any other offering.  This risk factor seems to fit into this category and you should revise to cite a particular risk.

The Company has deleted the risk factor noted above.

Risks Related to Our Relationship with our Manager, page 33

17.       We note your disclosure on page 102 that your manager may subcontract or assign its responsibilities under the management agreement to any of its affiliates.  Please include a risk factor that discloses this risk or advise.

The Company has added a risk factor on page 35 to address the risks associated with the fact that the Manager may subcontract or assign its responsibilities under the management agreement although it has no current intention to do so.

Forward-Looking Statements, page 46

18.       We note your statement that you do not undertake any obligation to update or revise any forward-looking statements.  Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

The Company has revised the disclosure on page 46 and confirms to the Staff that it will update or revise its future disclosures as required by law.

Capitalization, page 49

19.       Please present in your table the effects of the formation transactions separately from the sale of the common stock in this offering.

The Company has added an additional column to the Capitalization table on page 49 of the Registration Statement to show the effects of the Formation Transactions separately from the sale of common stock in the offering.

Dilution, page 50

20.       Please present the net increase/decrease in pro forma net tangible book value per share attributable from the formation transactions separately from the offering of common stock.

The Company has added disclosure to show the net increase/decrease in pro forma net tangible book value per share attributable from the Formation Transactions separately from the offering of common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Formation Transactions, page 54

21.       Please provide to us a detailed analysis of the accounting for the formation transactions, including how you determined that Two Harbors Property LLC was the predecessor entity for accounting purposes.  Please cite all relevant accounting literature relied upon.

The Company considers the Formation Transactions to be a business combination under the applicable accounting guidance of ASC 805, Business Combinations. The participants in the business combination are the Company, Two Harbors, through its wholly-owned subsidiaries, Two Harbors Operating Company LLC and Two Harbors Property Investment LLC (“THPI”), and the Provident Entities. The Company did not have any operations of its own prior to the Formation Transactions, was formed to help facilitate the business combination and is not considered to be a substantial participant in the business combination as outlined in ASC 805-10-55-15. Two Harbors and the Provident Entities are considered to have substantial operations prior to the Formation Transactions and Two Harbors is considered the acquirer in the business combination. Upon completion of the Formation Transactions, Two Harbors will receive a controlling financial interest in the Company and will be considered the accounting acquirer. The value that Two Harbors and the Provident Entities will receive at the formation date will be based upon the fair value of the pool of assets each contributes to the Company in connection with the Formation Transactions. As of September 30, 2012, THPI owned over 1,600 single-family homes and will continue to purchase additional residential properties through the formation date. By contrast, the Provident Entities are no longer acquiring properties and their pool of single-family homes as of September 30, 2012 was approximately 880 residential properties, which is expected to remain static through the completion of the offering. Based upon the anticipated fair value of these home pools to be contributed at the formation date, Two Harbors is expected to receive a 75% interest in the Company after the completion of the Formation Transactions and prior to the offering, which will represent a controlling financial interest. The Provident Entities will receive the remaining 25% interest and will have given up control of their properties.  As the accounting acquirer, THPI assets and liabilities will be reported at carryover basis and the Provident Entities assets and liabilities will be recorded at fair market value as they would represent an acquisition under ASC 805.

In determining the predecessor entity, the Company considered the definition of a predecessor outlined in the Staff’s Financial Reporting Manual, which indicates that the designation of an acquired business as a predecessor is appropriate where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired. As previously noted, the Company does not have any operations of its own as of the date hereof or prior to the offering, but has as its business model the acquisition, renovation, leasing and management of single-family properties for rental income and long-term capital appreciation. Two Harbors’ subsidiary, THPI, has the same business model and, as noted above, is considered the accounting acquirer. Pine River created an infrastructure through the formation of the Manager and its wholly owned subsidiary, Silver Bay Property Corp., which will acquire, renovate and lease homes for the Company. The Manager and one of its sister companies worked with Two Harbors to form THPI and provided it with resources and expertise to execute the business plan of acquiring, renovating and leasing single-family properties. Pine River’s and Two Harbors’ plan when forming THPI was to increase stockholder value for Two Harbors’

stockholders by taking advantage of the recent dislocation in the housing markets.  This dislocation enabled Two Harbors to acquire residential properties below replacement cost and generate rental income with the opportunity for longer-term capital appreciation. The Provident Entities had a similar business model to take advantage of the downturn in the housing markets; however they completed the acquisition phase of their portfolio in the first quarter of 2012 and recently transferred the management of their portfolios to Silver Bay Property Corp.

The Company considered three additional factors in its analysis related to the continuation of the business model: (1) the members of its management team, (2) its external manager and (3) its board of directors. The Company’s CEO and President and its CFO were both former members of Two Harbors’ management team, and Pine River has a two-thirds ownership interest in the Manager. The Company’s initial board of directors is expected to consist of nine members, four of which are expected to be current members of Two Harbors’ board of directors, including the chairman of Two Harbors’ board (who will also be the chairman of the Company’s board) and Two Harbors’ CEO. The Company’s CEO and President will also be a member of the board of directors along with one member of the Provident Entities’ current management team. These factors are strong indicators that the Company will be a continuation of the Two Harbors’ business model based upon continuity of management, external manager ties and board composition.

Based upon the Company’s analysis of the business combination under ASC 805 and the Staff’s Financial Reporting Manual guidance, the Company believes that after the completion of the Formation Transactions, Two Harbors will have a controlling financial interest, THPI qualifies as the predecessor of the Company’s operations and the Company represents a continuation of Two Harbors’ business model.

Background of our Manager, Two Harbors Property and the Provident Entities, page 55

22.       Please expand your disclosure to briefly discuss the terms of the agreements between your manager and the Provident entities to assist in the managing and leasing of their properties.

The Company has added disclosure on pages 54 and 55 to the Registration Statement disclosing the terms of the current agreements between the Manager and the Provident entities to assist in the managing and leasing of their properties.

Our Initial Portfolio, page 55

23.       Please disclose a breakdown of your initial portfolio by vintage given that vintage is a significant property selection criterion.

The Company has added disclosure on pages 56 and 78 of the Registration Statement to show the initial portfolio by vintage among its initial portfolio of properties.

24.       In a footnote to the table on page 55, please briefly clarify how you calculated the cost basis for your properties.

The Company has added disclosure to the footnote on pages 56 and 78 of the Registration Statement to clarify how it calculated the cost basis of it properties in the Formation Transactions.

25.       Please include disclosure that clarifies how average monthly rent for lease properties is calculated.  To the extent tenant concessions, such as free rent, are not reflected in the measure, please expand your disclosure to quantify how concessions would impact the calculation.

The Company has added disclosure on pages 56 and 78 of the Registration Statement with respect to how it calculates average monthly rent.  To date, the Company has not used rent concessions or other leasing incentives for any of its properties.  However, if rent concessions or other leasing incentives are used in the future, such incentives would be recognized over the remaining term of the respective lease, reducing the average monthly rent for leased properties.

Revenue, page 57

26.       Please disclose that all of the properties included within your table of “Properties Owned for Six Months or Longer” are owned by the Provident entities, and once you have updated to include information for the period ended September 30, 2012, please disclose the number of properties that are owned by the predecessor versus the Provident entities and the respective occupancy rates and average monthly rents for each.

The Company has added disclosure on page 59 of the Registration Statement to note that all of the properties in the table “Properties Owned for Six Months of Longer” as of June 30, 2012 consist of properties to be contributed by the Provident Entities, because Two Harbors only began to acquire residential properties in the first quarter of 2012.  When the Company updates this information for the period ended September 30, 2012 in a subsequent filing, it will identify the number of properties owned by its Predecessor and those owned by the Provident Entities, and their respective occupancy rates and average monthly rental rates.

27.       Refer to the comment above.  Please disclose similar information for all properties owned as of the latest fiscal period, regardless of your length of ownership, in your initial portfolio table that appears on pages 55 and 73.

The Company has added disclosures on pages 56 and 78 that provide information on all properties owned by the Predecessor and the Provident entities as of the latest fiscal period and indicates the properties owned by each of them and the average monthly rent for leased properties regardless of the length of ownership.  The Company has included occupancy data only for those properties that have been owned for more than six months as this is consistent with the disclosure in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations with respect to the period of time it takes to “stabilize” a residential property following the purchase of a home.  A large portion of properties owned for less than six months are still in the process of being stabilized and prepared for rental (including gaining access to the premises, undertaking renovation, and then marketing) and are not available to be leased.  Therefore, inclusion of such properties in the occupancy rate would not accurately reflect expected occupancy rates after the ramp up of the Company’s business.  We believe that this presentation is also consistent with the occupancy rates reported in the multi-family REIT industry which do not include properties or buildings under development in their occupancy statistics and may be looked at by investors as somewhat comparable.  The Company considers a six month time period to be analogous to the development phase of a multi-family building and believes it will allow investors to more accurately compare the Company’s occupancy rates on similarily situated properties over different reporting periods.

Results of Operations, page 60

28.       Please provide a brief description of your Predecessor’s and the Provident Entities’ results of operations for the fiscal periods ended March 31, 2012 and June 30, 2012 and for the Provident Entities for 2011 and 2010.  For example, please disclose the number of properties acquired in each quarter and any leasing or property improvement activity that occurred in those periods.

The Company has added disclosure on page 61 of the Registration Statement to provide a brief description of its Predecessor’s and the Provident Entities’ results of operations for the fiscal periods ended March 31, 2012 and June 30, 2012 and for the Provident Entities for 2011 and 2010.

Real Estate Acquisition Valuation, page 60

29.       Please tell us how you determined it was appropriate to use county tax assessment records to develop regional averages to allocate the fair value of acquisitions to land and building, as opposed to more reliable sources such as sales comparable or third party valuations.

The Company’s property purchases primarily represent the acquisition of what is generally referred to as “distressed real estate” and its properties are primarily purchased at auction and, to a lesser extent, through MLS, often as part of a short sale negotiated with the lender on the property. Under the accounting guidance prescribed by ASC 820, Fair Value Measurements and Disclosures, fair value is determined based upon what a market participant would pay for a property. Since all markets participants in the Company’s industry segment are currently buying homes through similar channels and the Company has observed increased competition for homes at auctions, the Company believes that the purchase price it pays for a home approximates fair value.

In making its initial assessment of how to allocate the purchase price, the Company considered land allocations first. The Company initially considered finding land sales that would be considered distressed sales as a comparable basis for making the purchase price allocation for land. However, the target markets in which the Predecessor is currently acquiring properties have either bottomed out or are in various stages of recovery.  This means that home builders are again acquiring land and land sales that would otherwise have been considered distressed occurred in earlier periods that are now considered stale for current valuation purposes.

The Company also considered current regional land/lot sales and utilized several third party sources such as realtor.com, zillow.com, trulia.com and loopnet.com to find current localized land/lot sale data.  In all cases, there was limited usable land/lot sales price information.  Land/lot sales on these websites were typically for larger acreage and were for both developed and undeveloped lots for which only developed lots were considered. It was also difficult to determine comparability of location, lot size and whether the sale was at wholesale or retail pricing, which made it difficult to determine what adjustments would need to be made to the land sale price to determine the fair value for a purchased home’s land. At face value, these lot sales provided large allocations of the purchase price to land, which indicated that the sales were not comparable as the remaining portion of the purchase price that would be allocated to the building would be far less than the replacement cost for the building. In the Company’s assessment, this valuation methodology was not appropriate because the building located on a property is fundamental to the Company’s business model of renting single-family homes. Based upon this analysis, the Company determined that if it chose to obtain independent appraisals of each property, it would also require the assistance of individual appraisers to adjust data for each property to make it comparable.  The Company determined that this was not a viable valuation methodology given the costs and number of properties and markets involved.

The Company also considered valuing buildings using property insurance values, but determined that this assessment is merely a flat dollar amount per square foot based on estimated builder costs. The Company determined this may not be comparable data to a distressed purchase and did not provide any additional data on land values.

The Company ultimately chose to use real estate tax assessments records to develop regional averages to allocate the fair value of acquisitions to land and building because real estate tax assessments provide information for both land and building, are location specific and easily provide multiple data points. The Company had discussions with several real estate valuation specialists who indicated that in their experience with real estate tax assessments, the assessments tend to overvalue the land component when there is an economic downturn and undervalue the land component in economic rebounds. As previously noted, the Company’s target markets have either bottomed out or are in various stages of recovery. The Company believes that based upon the current economic conditions of its target markets, real estate tax assessments would have had time to level out and the allocation between land and building would have had sufficient time to stabilize.  The Company obtained assessment valuation data from the relevant county websites for the specific properties purchased in 2012 and calculated regional averages. The average percentage allocation to land based upon this analysis was 23% for all of its target markets with a range of 16% to 26%, depending on the region or specific target market. The Company believes that, using this percentage, the remaining portion of the purchase price allocated to the building is closer to the replacement cost for the building. The Company has elected to apply local averages to each property purchased within a target market by calculating the county averages within each target market.

The Company acknowledges that valuation is a significant estimation process and determining the fair value of the individual property components requires significant judgment, in particular because the properties being purchased are distressed. For this reason, the Company included Real Estate Acquisition Valuation as the first critical accounting policy in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Furthermore, the Company believes that based upon the process described above, it completed a robust analysis that considered various data points to help determine an appropriate approach to valuation. The current land/lot sales data for the land allocations would require significant adjustments to make it comparable for the product type and based on the current acquisition rate of over 300 homes a month, the time and cost of obtaining meaningful levels of third party appraisal data would outweigh the benefit and may not provide any more meaningful data points.  The Company also considered the financial impact if the land/building allocations were off by one or two percentage points in a particular region. Because the average individual acquisition price of a home is approximately $110,000, there would need to be a significant variance for there to be a material error to the balance sheet. Any potential difference between land and building allocations would be depreciated/not depreciated over 27.5 years and would not be material to the statement of operations on an annual basis. The Company will continue to monitor and evaluate its approach and related calculations on a periodic basis or as there are significant changes in market conditions.

Impairment of Real Estate, page 60

30.       Please provide a more robust discussion of your impairment policy, including how management anticipates estimating future undiscounted cash flows.  Please ensure that you include a discussion of the significant assumptions used, the effect of any variability on your assumptions and the level at which you plan to assess impairment (i.e., individual single family home).

The Company has revised its critical accounting policy on impairment of real estate on pages 62 to 63 of the Registration Statement to provide a more detailed discussion of its impairment policy, including how management anticipates estimating future undiscounted cash flows.  The Company has also enhanced its disclosure of the significant assumptions used and clarified that its assessment will occur at the property level, which represents the lowest level of cash flows.

Liquidity and Capital Resources, page 61

31.       In your next amendment, please disclose the number of properties you have under contract, but that have not settled, and the total dollar value of those contracts beyond the deposits held in escrow.  In addition, please tell us whether you have entered into any subsequent purchase agreements for bulk purchases of properties.

The Company has added disclosure on page 64 of the Registration Statement with respect to the number of properties under contract at the end of the most recent financial period and the total dollar value of such pending purchase contracts beyond deposits held in escrow.  The Company also confirms to the Staff that it has not entered into any subsequent agreement for bulk purchases of properties as of the date of the filing of the Amendment No. 1 and the predecessor has only engaged in a single bulk purchase since its inception.

Industry Overview and Market Opportunity, page 63

32.       Please refer to the chart on page 66 regarding the HPA as of May 2012.  The source included as part of the supplemental data provided does not appear to discuss all the noted markets, such as Tampa, Atlanta, Tucson, Orlando or Charlotte.  Please advise.

The Company is sending to the Staff supplementally herewith updated information with respect the market data included in this chart which covers all the markets included in the chart, as certain markets were inadvertently omitted from the prior submission.

Business and Properties, page 71

Our Target Markets, page 75

33.       Please expand your disclosure of your target markets to briefly indicate the major towns or cities that represent the MSA Vallejo-Fairfield and MSA Riverside-San Bernardino markets.

The Company has added disclosure on pages 69 and 81 of the Registration Statement to note the counties and major towns and cities that comprise the MSA Vallejo-Fairfield and MSA Riverside-San Bernardino-Ontario markets which it refers to as its “Northern California” and “Southern California” target markets, respectively.

34.       We note that you may “selectively” acquire properties outside the MSA Vallejo-Fairfield market.  Please briefly describe the criteria that will be used to acquire properties outside that market.

The Company used the MSA Vallejo-Fairfield as a proxy for its Northern California target markets, as that MSA most closely reflects the locations in which its predecessor purchased properties.  The Company has added disclosure on pages 69 and 81 listing the cities outside of the MSA Vallejo-Fairfield where its predecessor owns properties.

Leasing and Marketing, page 80

35.       Please briefly describe the principal terms and conditions in your leasing agreements.

The Company has added disclosure on page 85 of the Registration Statement to describe the principal terms and conditions of its leasing agreements.

Our Manager and the Management Agreement, page 97

36.       We note that you intend to reimburse your manager for personnel costs, including your allocable share of the compensation paid by Pine River or your manager to their personnel serving in certain named executive officer positions.  Please specifically disclose whether you will reimburse your manager for the salaries and benefits to be paid to your named executive officers and which named executive officers.  In future filings that require Item 402 or Item 404 of Regulation S-K disclosure please break out the amounts paid for the advisory management fee, the property management fee and the expense reimbursements and within the expense reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The Company has added disclosure on page 103 of the Registration Statement to specify the personnel costs to be reimbursed to the Manager, which will include all of the costs for its CFO and COO, who are expected to devote all of their time to the business of the Company, and an allocable portion of the costs of its General Counsel, who is expected to devote a portion of his time to the business of Company as needed.  See also the Company’s response to comment number 39 below.

Property Management and Acquisition Services Agreement, page 98

Term and Termination, page 99

37.       Please clarify whether a termination fee applies if the property management and acquisition services agreement is terminated not for cause or upon the termination of the advisory management agreement.

The Company has added disclosure on page 104 of the Registration Statement to confirm that no termination fee will apply if the property management and acquisition services agreement is terminated upon the termination of the advisory management agreement.

Historical Performance of Two Harbors, page 100

38.       Please provide, as appropriate, a discussion of any major adverse business developments with respect to Two Harbors.  Please also discuss specifically how the returns disclosed may have been impacted by general market trends or other external factors unrelated to management action.

The Company confirms to the Staff that it is not aware of any major adverse business developments with respect to Two Harbors since its commencement as a public company in October 2009.

Conflicts of Interest Relating to Pine River, Provident and Our Manager, page 101

39.       We note your third bullet point.  Elsewhere in the prospectus, please discuss the amount of time that you expect your executives officers will devote to your business.

The Company has added disclosure on pages 89, 90 and 103 of the Registration Statement to disclose the amount of time that it expects its executive officers to devote to its business, which is 100% of the time for the CEO, CFO and COO, and a portion of the time for the General Counsel.

Structure and Formation of Our Company, page 104

Consideration Payable to Two Harbors and Prior Provident Investors, page 105

40.       We note the disclosure that you may be required to make additional cash payments if certain event conditions are satisfied at the closing.  Please revise to clarify the amount of cash payments that may be made and the events that could lead to such payment.

The Company has added disclosure on pages 110 to 111 of the Registration Statement to clarify the circumstances under which it may be required to make additional cash payments in connection with the Formation Transactions in the first year following the offering, which will depend upon, and be determined following, the pricing of the offering.  Whether such cash payments will be made will be based in part on the valuation of the properties contributed in the Formation Transactions as determined by the Company’s automated valuation model, or AVM, and the value of the REIT shares or OP units and cash received by Two Harbors and the Prior Provident Investors at the time of the Company’s initial public offering.  The Company respectfully notes that such payments, if any, will be in the same amount by which the advisory management fee payable to the Manager in the first year following the offering is reduced. As a result, the payment will not affect the aggregate shares to be issued in the Formation Transactions or the offering, the number of shares outstanding following the offering or the aggregate amount paid by the REIT in the first year following the closing of the offering.

Principal Stockholders, page 109

41.       For each entity listed as a beneficial owner, please disclose the natural person with voting or dispositive power.

The Company has added disclosure on page 115 of the Registration Statement with respect to the natural persons who hold voting and dispositive power of the entities listed in the table.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws, page 120

42.       We note the introductory paragraph of this section.  Please note that a summary by its nature is not complete, but should highlight all the material provisions.  Please revise appropriately and clarify that your prospectus includes all the material information.  Please note that this comment also applies to the introductory paragraph in “The Operating Partnership and The Partnership Agreement” section of your prospectus.

The Company has revised the disclosure on pages 127 and 134 of the Registration Statement as requested.

Appendix, page 167

43.       Please explain where additional information, such as the annual reports for Two Harbors, can be obtained on request.  See Instruction 1 to Appendix II in Industry Guide 5 for guidance.

The Company has added disclosure on page 174 of the Registration to identify where investors can obtain additional information regarding the annual reports and other SEC filings of Two Harbors.

44.       Please tell us what considerations you made in providing the disclosures in the prior performance tables as they relate to the requirements of Industry Guide 5.  We may have further comments.

The Company has responded to this comment supplementally as discussed with the Staff on a call held on October 11, 2012.

Pro Forma Condensed Consolidated Financial Statements, page F-2

45.       Please provide completed pro forma financial statements to the extent practicable in your next amendment.

The Company respectfully advises the Staff that the completed pro forma information requires that the pro forma adjustments be determined based in part on the number of shares to be sold in the offering and the estimated offering price, as well as the AVM valuation of the properties of the Provident entities, which will determine its basis in the properties to be acquired.  The Company has added historical information and expects to supplementally provide the fully completed pro forma information to the Staff prior to the printing of the preliminary prospectus for the offering. Furthermore, the Company expects to include updated financial information for the period ended September 30, 2012 in Amendment No. 2 to the Registration Statement, which will also impact several pages of the pro forma financial statements.

46.       Please tell us how management has determined that the effects of any probable acquisitions subsequent to date of the pro formas do not need to be included within the pro forma financial statements nor disclosed within the notes thereto.

As disclosed in the Registration Statement, the Company’s current property acquisitions are being made by its Predecessor through individual purchases at auctions or through MLS at a rate of approximately 300 homes per month.  The Company does not view acquisitions made through these channels as probable until purchases have been completed, whether through an escrow arrangement or otherwise, as many properties fall out of escrow or acquisitions are not completed during the closing process for other reasons. Therefore, pending purchase commitments are now described in the Registration Statement under “Liquidity and Capital Resources.” Other than the acquisition of the Provident Entities, the other properties acquired by the Company to date have not had any significant operations that would require historical financial information to be filed in the registration statement as prescribed by Regulation S-X or to be included in the pro forma consolidated statements of operations. The homes are purchased assuming there are no current lease arrangements in place as of the acquisition date and the Predecessor’s recent individual home acquisitions, with limited exception, have not had any current lease arrangements in place as of the acquisition date. The Company intends to consider the impact of acquisitions made subsequent to the date of the pro forma balance sheet and potentially record the impact of such acquisitions on its pro forma consolidated balance sheet if it is determined the cumulative acquisitions are material to the Company. If the Company enters into additional bulk portfolio acquisitions similar to acquisition of the Provident Entities portfolio, the Company will consider the probability and the significance of the acquisition as prescribed by Regulation S-X and include any required financial statements and adjustments to the pro forma financial statements.

Notes to Pro Forma consolidated Financial Statements

Note 2.  Notes to Pro Forma Condensed Consolidated Statement of Operations, page F-7

47.       Please tell us how the anticipated adjustment for additional general and administrative expenses to be incurred as a result of being a public company meets the directly attributable and factually supportable criteria.

The Company intends to adjust general and administrative expenses for its estimated expenses associated with its proposed board of directors’ fees and stock compensation. The Company believes that the expenses meet the directly attributable and factually supportable criteria since they can only be incurred in connection with the completion of the Formation Transactions and offering that the pro forma statements reflect and the proposed terms have been agreed to and are disclosed in the registration statement. The Company also intends to disclose an estimate of annualized other future general and administrative costs to be incurred as a public company in the footnote to the pro forma financial statements as it believes that such information would be helpful to potential investors considering an investment in the offering but will not record an adjustment to the pro forma financial statements as these expenses would not meet the factually supportable criteria.

Escrow Deposits, page F-22

48.       Please clarify whether all the escrow deposits are refundable, including earnest money deposits.  To the extent that certain of these deposits are not refundable, please revise your disclosure to clarify.  Additionally, please tell us, and disclose to the extent material, the breakdown between the various deposit types you’ve disclosed.

Substantially all (97%) of the escrow deposits reflected in THPI’s consolidated balance sheet represent advances made to its property manager to fund future acquisitions and renovations of THPI’s owned properties. Funds are advanced to cash accounts controlled by the property manager to expedite the process of paying for acquisitions and renovation projects. The cash accounts can be used for either acquisitions or renovations. Monies not spent are fully refunded by the property manager to THPI. The remaining amount represents nonrefundable deposits on properties being acquired through MLS. The Company believes the nonrefundable portion of escrow deposits are not material as of June 30, 2012 and do not need to be disclosed separately, but will reconsider the materiality as of September 30, 2012 and in future reporting periods.

Part II — Information Not Required In Prospectus, page II-1

Signatures, page II-4

49.       Please include the signatures of at least a majority of your board of directors or persons performing similar functions.  Refer to Instruction 1 to Signatures on Form S-11 for guidance.

The Company respectfully advises the Staff that it included the signatures of all of its directors with the initial filing, as well as consents for each director nominee named in the Form S-11.  The Company expects to add additional directors prior to the effective time of the IPO and will include the signatures of at least a majority of its board of directors with each filing.

Exhibit Index

50.       Please tell us why you are filing the “Form of” various agreements.  Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

The Company respectfully advises the Staff that many of the agreements will not become effective until the completion of the offering, including the management agreements between the Company and the Manager and related agreements.  The Company has filed with Amendment No. 1 the agreements to be entered into at that time.  In addition, with respect to the Formation Transactions, the Company is currently finalizing the terms of those agreements which are expected to be entered into prior to the printing of the preliminary prospectus for the offering.  Executed agreements will be filed prior to the effectiveness of the Registration Statement.

51.       Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.  The drafts should be filed as EDGAR correspondence.

We advise the Staff that additional exhibits have been filed with Amendment No. 1.  Additionally, drafts of the legal opinion (Exhibit 5.1) and tax opinion (Exhibit 8.1) are being provided to the Staff for review in the forms of Exhibit A and Exhibit B hereto.

***********

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com or, in my absence, Stephanie Tang at (415) 773-4156.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE, LLP

/s/ Karen A. Dempsey
Karen A. Dempsey

cc:	David N. Miller
Christine Battist
Timothy O’Brien
Silver Bay Realty Trust Corp.

David J. Goldschmidt
Joshua A. Kaufman
Skadden, Arps, Slate, Meagher & Flom LLP

Lance Smith
Steven Altier
Ernst & Young LLP

Exhibit A

Form of Legal Opinion — DRAFT Exhibit 5.1

                                , 2012

Silver Bay Realty Trust Corp.

601 Carlson Parkway, Suite 250

Minnetonka, Minnesota 55305

Re:                             Silver Bay Realty Trust Corp., a Maryland corporation (the “Company”) — Registration Statement on Form S-11, as amended, pertaining to the issuance and sale by the Company of up to                        shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of the Company

Ladies and Gentlemen:

We have acted as Maryland corporate counsel to the Company in connection with the registration of the Shares under the Securities Act of 1933, as amended (the “Act”), by the Company under the Registration Statement on Form S-11 (Reg. No. 333-183838), filed with the Securities and Exchange Commission (the “Commission”) on or about September 11, 2012, as amended (the “Registration Statement”).  You have requested our opinion with respect to the matters set forth below.

In our capacity as Maryland corporate counsel to the Company and for the purposes of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(i)            the corporate charter of the Company (the “Charter”) represented by Articles of Incorporation filed with the State Department of Assessments and Taxation of Maryland (the “Department”) on June 29, 2012 and Articles of Amendment and Restated filed with the Department on                       , 2012;

(ii)           the Bylaws of the Company, adopted on or as of July 2, 2012 (the “Original Bylaws”), and the Amended and Restated Bylaws of the Company, adopted on or as of                   , 2012 (the “Amended and Restated Bylaws”, and together with the Original Bylaws, the “Bylaws”);

(iii)          the Unanimous Written Consent in Lieu of Meeting of the Board of Directors (the “Board of Directors”) of the Company, dated as of July 2, 2012 (the “Organizational Minutes”);

(iv)          resolutions adopted by the Board of Directors on or as of September 11, 2012 and                     , 2012 (the “Existing Directors’ Resolutions”, and together with the Organizational Minutes and the Final Determinations (as defined herein), the “Directors’ Resolutions”);

(v)           the Registration Statement and the related form of prospectus included therein, in substantially the form filed or to be filed with the Commission pursuant to the Act;

(vi)          a status certificate of the Department, dated as of a recent date, to the effect that the Company is duly incorporated and existing under the laws of the State of Maryland;

(vii)         a Certificate of                          ,                               of the Company, and                            ,                             of the Company, dated as of the date hereof (the “Officers’ Certificate”), to the effect that, among other things, the Charter, the Bylaws and the Directors’ Resolutions are true, correct and complete, have not been rescinded or modified and are in full force and effect on the date of the Officers’ Certificate and certifying as to the manner of adoption of the Directors’ Resolutions and the authorization for issuance of the Shares; and

(viii)        such other documents and matters as we have deemed necessary and appropriate to render the opinions set forth in this letter, subject to the limitations, assumptions, and qualifications noted below.

In reaching the opinions set forth below, we have assumed the following:

(a)                                 each person executing any of the Documents on behalf of any party (other than the Company) is duly authorized to do so;

(b)                                 each natural person executing any of the Documents is legally competent to do so;

(c)                                  any of the Documents submitted to us as originals are authentic; the form and content of any Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such documents as executed and delivered; any of the Documents submitted to us as certified, facsimile or photostatic copies conform to the original document; all signatures on all of the Documents are genuine; all public records reviewed or relied upon by us or on our behalf are true and complete; all statements and information contained in the Documents are true and complete; there has been no modification of, or amendment to, any of the Documents, and there has been no waiver of any provision of any of the Documents by action or omission of the parties or otherwise;

(d)                                 the Officers’ Certificate and all other certificates submitted to us are true and correct both when made and as of the date hereof;

(e)                                  none of the Shares will be issued or transferred in violation of the provisions of the Article VII of the Charter relating to restrictions on ownership and transfer of capital stock; and

(f)                                   prior to the issuance of the Shares subsequent to the date hereof, the Board of Directors, or a duly authorized committee thereof, will adopt resolutions determining the consideration to be received by the Company for the Shares to be issued and the terms of the issuance and sale of the Shares, and authorizing the issuance of the Shares in accordance with such determinations (collectively, the “Final Determinations”).

Based on our review of the foregoing and subject to the assumptions and qualifications set forth herein, it is our opinion that, as of the date of this letter:

(1)           The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland.

(2)           The issuance of the Shares has been duly authorized by all necessary corporate action on the part of the Company and when such Shares are issued and delivered by the Company in exchange for the consideration therefor as provided in, and in accordance with, the Directors’ Resolutions, such Shares will be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the laws of the State of Maryland, and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

This opinion letter is issued as of the date hereof and is necessarily limited to laws now in effect and facts and circumstances presently existing and brought to our attention.  We assume no obligation to supplement this opinion letter if any applicable laws change after the date hereof, or if we become aware of any facts or circumstances that now exist or that occur or arise in the future and may change the opinions expressed herein after the date hereof.

We consent to the incorporation by reference of this opinion in the Registration Statement and further consent to the filing of this opinion as an exhibit to the applications to securities commissioners for the various states of the United States for registration of the Shares.  We also consent to the identification of our firm as Maryland counsel to the Company in the section of the Registration Statement entitled “Legal Matters.”  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit B

Form of Tax Opinion — DRAFT Exhibit 8.1

                                , 2012

Re:                                     Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain United States Federal income tax considerations in connection with the offering (the “Offering”) by Silver Bay Realty Trust Corp., a Maryland corporation (“Silver Bay”), of shares of Silver Bay common stock, $0.01 par value per share (“Common Stock”), pursuant to a registration statement on Form S-11 (Reg. No. 333-183838) (the “Registration Statement”), Amendment No.        of which was filed with the Securities and Exchange Commission (the “Commission”) on                               , 2012. We have acted as tax counsel to Silver Bay in connection with the Offering, and have participated in the preparation of the Registration Statement and certain other documents.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual statements, factual representations and covenants of an officer of Silver Bay (the “Officer’s Certificate”) relating to, among other things, the actual and proposed operations of Silver Bay and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). For purposes of our opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officer’s Certificate, the Registration Statement, or in any other document. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware.

Consequently, we have relied on your representation that the facts, statements, representations, and covenants presented in the Officer’s Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent, or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with the statements in the Officer’s Certificate. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officer’s Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) Silver Bay and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdictions in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States. We express no opinion on any issue relating to Silver Bay or any investment therein, other than as expressly stated herein.

Based on and subject to the foregoing, we are of the opinion that:

1.             Commencing with Silver Bay’s initial taxable year ending on December 31, 2012, Silver Bay has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2012 and subsequent years. As noted in the Registration Statement, Silver Bay’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels, the diversity of its stock ownership, and various other qualification requirements imposed under the Code.  We will not review or monitor Silver Bay’s future results or compliance with these requirements. Accordingly, no assurance can be given that the actual results of Silver Bay’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

2.             Although the discussion set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” does not purport to discuss all possible United States federal income tax consequences of the ownership and disposition of Common Stock, such discussion, though general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States federal income tax consequences of the ownership and disposition of Common Stock of Silver Bay, subject to the qualifications set forth therein. The United States federal income tax consequences of the ownership and disposition of such Common Stock by an investor will depend upon that holder’s particular situation, and we express no opinion as to the completeness of the discussion set forth in “U.S. Federal Income Tax Considerations” as applied to any particular holder.

This opinion is furnished to you in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Orrick, Herrington & Sutcliffe LLP under the headings “Risk Factors,” “U.S. Federal Income Tax Considerations,” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,